UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 7)*

CLEARWIRE CORPORATION
 (Name of Issuer)

Class A Common Stock, par value $0.0001 per share
 (Title of Class of Securities)

18538Q105
 (CUSIP Number)

Mr. Jonathan Fiorello Mount Kellett Capital Management LP 623 Fifth Avenue, 18th Floor New York, NY 10022 (212) 588-6100	H. Lee S. Hobson Highside Capital Management, L.P. 100 Crescent Court, Suite 860, Dallas, TX 75201 (214) 855-2300
Mark Horowitz Glenview Capital Management, LLC 767 Fifth Avenue, 44th Floor New York, NY 10153 (212) 812-4700	Mark D. Lerner Chesapeake Partners Management Co., Inc. 2800 Quarry Lake Drive, Suite 300 Baltimore, MD 21209 (410) 602-0195
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 20, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.: 18538Q105	Page 2 of 15 Pages

1.	Names of Reporting Persons. Mount Kellett Capital Management LP
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [X]
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	0
	8.	Shared Voting Power	53,188,166
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	53,188,166
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 53,188,166
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 7.6%
14.	Type of Reporting Person: PN, IA

SCHEDULE 13D

CUSIP No.: 18538Q105	Page 3 of 15 Pages

1.	Names of Reporting Persons. Highside Capital Management, L.P.
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [X]
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	0
	8.	Shared Voting Power	13,236,766
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	13,236,766
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,236,766
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 1.9%
14.	Type of Reporting Person: PN, IA

SCHEDULE 13D

CUSIP No.: 18538Q105	Page 4 of 15 Pages

1.	Names of Reporting Persons. Highside Management, LLC
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [X]
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	0
	8.	Shared Voting Power	13,236,766
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	13,236,766
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,236,766
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 1.9%
14.	Type of Reporting Person: OO, HC

SCHEDULE 13D

CUSIP No.: 18538Q105	Page 5 of 15 Pages

1.	Names of Reporting Persons. H. Lee S. Hobson
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [X]
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	0
	8.	Shared Voting Power	13,236,766
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	13,236,766
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,236,766
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 1.9%
14.	Type of Reporting Person: IN, HC

SCHEDULE 13D

CUSIP No.: 18538Q105	Page 6 of 15 Pages

1.	Names of Reporting Persons. Glenview Capital Management, LLC
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [X]
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	0
	8.	Shared Voting Power	32,052,360
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	32,052,360
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 32,052,360
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 4.6%
14.	Type of Reporting Person: OO

SCHEDULE 13D

CUSIP No.: 18538Q105	Page 7 of 15 Pages

1.	Names of Reporting Persons. Lawrence M. Robbins
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [X]
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	0
	8.	Shared Voting Power	32,052,360
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	32,052,360
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 32,052,360
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 4.6%
14.	Type of Reporting Person: IN, HC

SCHEDULE 13D

CUSIP No.: 18538Q105	Page 8 of 15 Pages

1.	Names of Reporting Persons. Chesapeake Partners Management Co., Inc.
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [X]
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Maryland
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	0
	8.	Shared Voting Power	28,932,625
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	28,932,625
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 28,932,625
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 4.1%
14.	Type of Reporting Person: CO, HC

SCHEDULE 13D

CUSIP No.: 18538Q105	Page 9 of 15 Pages

1.	Names of Reporting Persons. C P Management, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [X]
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Maryland
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	0
	8.	Shared Voting Power	28,932,625
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	28,932,625
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 28,932,625
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 4.1%
14.	Type of Reporting Person: OO

SCHEDULE 13D

CUSIP No.: 18538Q105	Page 10 of 15 Pages

1.	Names of Reporting Persons. Mark D. Lerner
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [X]
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	0
	8.	Shared Voting Power	28,932,625
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	28,932,625
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 28,932,625
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 4.1%
14.	Type of Reporting Person: IN, HC

SCHEDULE 13D

CUSIP No.: 18538Q105	Page 11 of 15 Pages

1.	Names of Reporting Persons. Traci Lerner
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [X]
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	0
	8.	Shared Voting Power	28,932,625
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	28,932,625
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 28,932,625
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 4.1%
14.	Type of Reporting Person: IN, HC

SCHEDULE 13D

Page 12 of 15 Pages

Item 1.       Security and Issuer

This Amendment No. 7 to Schedule 13D (“Amendment No. 7”) amends and supplements the Schedule 13D filed by Mount Kellett Capital Management LP on November 1, 2012 (the “Initial Schedule 13D”), as amended by Amendment Nos. 1 and 2, filed on December 17, 2012 and January 17, 2013, respectively, and Amendment Nos. 3, 4, 5 and 6 filed by the Reporting Persons on May 3, 2013, May 22, 2013, June 3, 2013 and June 14, 2013, respectively (collectively with the Initial Schedule 13D, the “Amended Schedule 13D”). This Amendment No. 7 is being filed by the undersigned pursuant to §240.13d-2(a), with respect to the Class A Common Stock, par value $0.0001 per share (the “Class A Common Shares”), of Clearwire Corporation, a Delaware corporation (the “Issuer” or “Company”), whose principal executive offices are located at 1475 120th Avenue Northeast, Bellevue, WA 98005. All capitalized terms not otherwise defined herein shall have the meanings ascribed to such terms in the Amended Schedule 13D.

Item 4.       Purpose of Transaction

Item 4 of the Amended Schedule 13D is hereby amended and supplemented as follows:

On Thursday, June 20, 2013, Sprint and the Issuer announced that they have agreed to amend Sprint’s merger agreement to acquire the approximately 50 percent of the Issuer Sprint does not currently own (the “minority stake”) for $5.00 per share (the “Transaction”).  This increased offer represents a 47 percent premium to Sprint’s previous offer of $3.40 per share announced on May 21, 2013.  This offer also represents a 14 percent premium to the $4.40 per share DISH tender offer.

On June 20, 2013, each of Mount Kellett Master Fund II-A, L.P., Highside Capital, Glenview Capital Management and CPM (each, a “Stockholder”) entered into a separate Voting and Sale Agreement with Sprint and, for limited purposes, Starburst II, Inc., an affiliate of SoftBank Corp., pursuant to which each Stockholder agreed, among other things, to vote all its Class A Common Shares in support of the Transaction.  Each Stockholder also agreed to sell its Class A Common Shares to Sprint in the event the Transaction does not close.

Upon entering into their respective Voting and Sale Agreements, the Reporting Persons unanimously agreed to terminate the Group Agreement and disband their Section 13D group. Each of the Reporting Persons expressly disclaims being a member of a Section 13D group with Sprint or any of the other Reporting Persons and expressly disclaims any beneficial ownership of Class A Common Shares beneficially owned by Sprint or any of the other Reporting Persons.

Except as described above and in the Amended Schedule 13D, none of the Reporting Persons currently has any plans or proposals that relate to or would result in any of the actions specified in paragraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons reserve the right, based on all relevant factors and subject to applicable law and their respective Voting and Sale Agreements, at any time and from time to time, to review or reconsider their position, change their purpose, take other actions (including actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of Item 4 of Schedule 13D) or formulate and implement plans or proposals with respect to any of the foregoing.

Item 5.        Interest in Securities of the Issuer

Item 5 of the Amended Schedule 13D is hereby amended and supplemented as follows:

(a, b) Upon termination of the Group Agreement on June 20, 2013, the Reporting Persons no longer consider themselves to be members of a Section 13D group and, accordingly, may be deemed to have voting and dispositive power over the number and percentage of Class A Common Shares as described below.

i)  Mount Kellett has sole voting and dispositive power over 53,188,166 Class A Common Shares held for the Mount Kellett Funds, which equates to approximately 7.6% of the total number of Class A Common Shares outstanding.

ii) Highside Capital, Highside Management and Mr. Hobson share voting and dispositive power over 13,236,766 Class A Common Shares held for the Highside Funds, which equates to approximately 1.9% of the total number of Class A Common Shares outstanding.  These Class A Common Shares are held as follows:  (A) 6,896,902 Class A Common Shares held for the account of HCP; (B) 536,857 Class A Common Shares held for the account of HCP II; (C)5,489,457 Class A Common Shares held for the account of HOM; and (D) 313,550 Class A Common Shares held for the account of HLP.

iii) Glenview Capital Management and Mr. Robbins share voting and dispositive power over  32,052,360 Class A Common Shares held for the Glenview Funds, which equates to approximately 4.6% of the total number of Class A Common Shares outstanding.  These Class A Common Shares are held as follows: (A) 1,258,069 Class A Common Shares held for the account of Glenview Capital Partners; (B) 14,457,622 Class A Common Shares held for the account of Glenview Capital Master Fund; (C) 5,925,525 Class A Common Shares held for the account of Glenview Institutional Partners; (D) 6,431,292 Class A Common Shares held for the account of Glenview Offshore Opportunity Master Fund; and (E) 3,979,852 Class A Common Shares held for the account of Glenview Capital Opportunity Fund.

iv) CPMC, CPM, Mr. Lerner and Ms. Lerner share voting and dispositive power over 28,932,625 Class A Common Shares held for the Chesapeake Funds, which equates to approximately 4.1% of the total number of Class A Common Shares outstanding.  These Class A Common Shares are held as follows: (A) 16,879,478 Class A Common Shares held for the account of CPLP ; and (B) 12,053,147 Class A Common Shares held for the account of CPMF.

The foregoing beneficial ownership percentage figures are based on the 699,173,175 Class A Common Shares reported as outstanding as of April 23, 2013 by the Issuer in its quarterly report on Form 10-Q, filed with the SEC on April 26, 2013.

(c) This Item 5(c) is not applicable.

(d) Certain funds listed in Item 2 of the Amended Schedule 13D are known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, certain of the Class A Common Shares that may be deemed to be beneficially owned by the Reporting Persons.

(e) As of June 20, 2013, each of Highside Capital, Highside Management, Mr. Hobson, Glenview Capital Management, Mr. Robbins, CPMC, CPM, Mr. Lerner and Ms. Lerner ceased to be the beneficial owner of more than five percent of the Class A Common Shares.

SCHEDULE 13D

Page 13 of 15 Pages

Item 6.       Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Amended Schedule 13D is hereby amended and supplemented as follows:

The response to Item 4 of this Amendment No. 7 is incorporated by reference herein. Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.       Material to be Filed as Exhibits.

Item 7 of the Amended Schedule 13D is hereby amended and supplemented as follows:

Exhibit 7.13:	Joint Filing Agreement
Exhibit 7.14:	Voting and Sale Agreement, dated June 20, 2013, among Sprint, Mount Kellett Master Fund II-A, L.P., and Starburst II, Inc., incorporated herein by reference to Exhibit 99.66 to the Sprint Schedule 13D/A filed with the Commission on June 21, 2013.
Exhibit 7.15:	Voting and Sale Agreement, dated June 20, 2013, among Sprint, Highside Capital, and Starburst II, Inc., incorporated herein by reference to Exhibit 99.67 to the Sprint Schedule 13D/A filed with the Commission on June 21, 2013.
Exhibit 7.16:	Voting and Sale Agreement, dated June 20, 2013, among Sprint, Glenview Capital Management, and Starburst II, Inc., incorporated herein by reference to Exhibit 99.68 to the Sprint Schedule 13D/A filed with the Commission on June 21, 2013.
Exhibit 7.17:	Voting and Sale Agreement, dated June 20, 2013, among Sprint, CPM, and Starburst II, Inc., incorporated herein by reference to Exhibit 99.69 to the Sprint Schedule 13D/A filed with the Commission on June 21, 2013.

SCHEDULE 13D

Page 14 of 15 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MOUNT KELLETT CAPITAL MANAGEMENT LP
By:	Mount Kellett Capital Management GP LLC, its general partner

By:	/s/ Jonathan Fiorello
Jonathan Fiorello, Chief Operating Officer

HIGHSIDE CAPITAL MANAGEMENT, L.P.
By:	Highside Management, LLC, its general partner

By:	/s/ H. Lee S. Hobson
H. Lee S. Hobson, Managing Member

HIGHSIDE MANAGEMENT, LLC
By:	/s/ H. Lee S. Hobson
H. Lee S. Hobson, Managing Member

H. LEE S. HOBSON
/s/ H. Lee S. Hobson

GLENVIEW CAPITAL MANAGEMENT, LLC
By:	/s/ Mark J. Horowitz
Mark J. Horowitz, Chief Operating Officer and General Counsel

LAWRENCE M. ROBBINS
By:	/s/ Mark J. Horowitz
Mark J. Horowitz, attorney-in-fact for Lawrence M. Robbins

CHESAPEAKE PARTNERS MANAGEMENT CO., INC.
By:	/s/ Mark D. Lerner
Mark D. Lerner, Vice President

SCHEDULE 13D

Page 15 of 15 Pages

C P MANAGEMENT, L.L.C.
By:	Chesapeake Partners Management Co., Inc., its sole member and owner

By:	/s/ Mark D. Lerner
Mark D. Lerner, Vice President

MARK D. LERNER
/s/ Mark D. Lerner

TRACI LERNER
/s/ Traci Lerner

June 21, 2013

Attention: Intentional misstatements or omissions of act constitute federal violations (see 18 U.S.C. 1001).